Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information combines the historical financial position and results of operations of Fusion Fuel Green PLC, an Irish public limited company (“Fusion Fuel” or the “Company”), and Royal Uranium Inc., a company incorporated under the laws of British Columbia, Canada (“Royal Uranium”).

Description of the Transaction

On February 18, 2026, the Company entered into a Share Exchange Agreement, dated as of February 18, 2026, as amended on June 11, 2026 (as amended, the “RU Share Exchange Agreement”), among the Company and certain shareholders (the “RU Shareholders”) of Royal Uranium.

Pursuant to the RU Share Exchange Agreement, the RU Shareholders agreed to sell up to 100% of the issued and outstanding shares in the capital of Royal Uranium (81,881,029 common shares) to the Company in exchange for up to 3,750,018 Class A ordinary shares of the Company with nominal value $0.0035 per share (“Class A Ordinary Shares”) or pre-funded warrants to subscribe for up to such number of Class A Ordinary Shares (at an exercise price per share equal to the nominal value of the shares) in lieu of the Class A Ordinary Shares to the extent that the allotment of Class A Ordinary Shares would result in such shareholders’ beneficial ownership of shares in the Company exceeding 9.99% of the issued share capital of the Company (the “Securities Exchange”). The RU Share Exchange Agreement provides that Royal Uranium is valued at $15,000,000.

The closing of the Securities Exchange (the “Securities Exchange Closing”) took place on July 21, 2026. The Company issued 3,750,018 Class A Ordinary Shares to the RU Shareholders and acquired 81,881,029 common shares of Royal Uranium, comprising 100% of the issued and outstanding shares in the capital of Royal Uranium. The Securities Exchange resulted in Royal Uranium becoming a subsidiary of the Company.

Under each certain Mineral & Element Advisory Agreement, dated as of February 12, 2026 (collectively the “Advisory Agreements”), between the Company and each of three other parties (the “Advisors”), the RU Share Exchange Agreement constituted a Definitive Agreement (as defined in the Advisory Agreements). Pursuant to the Advisory Agreements and at the election of the Advisors, the Company was required to issue 95,000 Class A Ordinary Shares and customary pre-funded warrants to purchase up to an aggregate of 190,000 Class A Ordinary Shares to the Advisors. Under the Advisory Agreements, the Company will be required to issue a certain number of additional Class A Ordinary Shares or pre-funded warrants to the Advisors if certain conditions are met.

Pro Forma Accounting

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Fusion Fuel and Royal Uranium and gives effect to the Securities Exchange in the manner described below.

The Securities Exchange has been accounted for as the acquisition of a group of assets that does not constitute a business, as defined in IFRS 3 - Business Combinations, under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Royal Uranium has no employees or organized workforce, and the activities that generate its royalty income are performed by independent third-party operators; the acquired set therefore does not include a substantive process. Fusion Fuel has been identified as the acquirer.   Although the former Royal Uranium shareholders together held approximately 63.3% of the Class A Ordinary Shares following the Securities Exchange Closing, no single former Royal Uranium shareholder obtained a controlling interest, there are no voting or similar arrangements between them, which the RU Share Exchange Agreement prohibits, the Irish Takeover Panel has accepted that the former Royal Uranium shareholders are not acting in concert, and the composition of the Company’s board of directors and senior management was unchanged by the Securities Exchange. In accordance with IFRS 3.2(b), the cost of the acquisition is allocated to the individual identifiable assets acquired and liabilities assumed on the basis of their relative fair values at the acquisition date, and no goodwill is recognized. The allocation presented herein is preliminary, as described in Note B. The accompanying pro forma financial statements consolidate Royal Uranium into Fusion Fuel’s financial statements for the periods presented.

The cost of the acquisition has been measured at the fair value of the 3,750,018 Class A Ordinary Shares issued, based on the Nasdaq closing price of $2.69 per share on July 21, 2026, the date of the Securities Exchange Closing, rather than the $15,000,000 value ascribed to Royal Uranium under the RU Share Exchange Agreement. Costs directly attributable to the acquisition have been included in the cost of the acquisition. Pending completion of an independent valuation as of the acquisition date, Royal Uranium’s other assets and liabilities have been recognized at their carrying amounts and the excess of the cost over those carrying amounts has been allocated to the royalty assets, as described in Note B. As the Securities Exchange is not a business combination, the measurement period permitted by IFRS 3 is not available, and the allocation will be finalized in the Company’s consolidated financial statements for the year ending December 31, 2026. The amounts ultimately recognized may differ from those presented herein.

The following unaudited condensed combined pro forma balance sheet as of June 30, 2026 gives effect to the Securities Exchange as if it had been completed as of June 30, 2026. Royal Uranium is presented as a wholly owned subsidiary of Fusion Fuel in connection with the Securities Exchange. The following unaudited pro forma condensed combined statements of operations and other comprehensive loss for the six months ended June 30, 2026 and for the year ended December 31, 2025 were prepared as if the Securities Exchange had occurred as of January 1, 2025. The pro forma information has been prepared by our management, and it may not be indicative of the results that actually would have occurred had the Securities Exchange occurred as of the dates indicated, nor does it purport to indicate the results that may be obtained in the future. The pro forma information is based on provisional amounts allocated by management to various assets and liabilities that have been acquired in connection with the Securities Exchange and may eventually be determined to be different from what has been presented herein. Certain amounts in the tables below are presented in thousands of euros and have been rounded; as a result, the totals and subtotals may not exactly equal the sum of the individual amounts presented, and any such differences are due to rounding.

The pro forma financial information should be read in conjunction with:

●	Fusion Fuel’s consolidated financial statements as of and for the six months ended June 30, 2026, and the notes thereto, included as Exhibit 99.1 to its Report on Form 6-K furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on October 12, 2026.

●	Fusion Fuel’s restated consolidated financial statements as of and for the fiscal year ended December 31, 2025, and the notes thereto, included with its Annual Report on Form 20-F/A (Amendment No. 1) for the fiscal year ended December 31, 2025, filed with the SEC on October 6, 2026.

●	Royal Uranium’s consolidated financial statements as of and for the fiscal year ended December 31, 2025, and the notes thereto, included as Exhibit 99.5 to the Report on Form 6-K/A furnished by the Company with the SEC on July 29, 2026.

Unaudited Condensed Combined Pro Forma Balance Sheet as of June 30, 2026 (in thousands of euros (€ ))

	Fusion Fuel Green PLC €	Royal Uranium Inc. (a) €	Pro Forma Adjustments Acquisition (C.1.) €	Pro Forma Adjustments Transaction Costs (C.2.) €	Consolidated Pro Forma €
ASSETS
Non-current assets
Property, plant and equipment	1,403	-	-	-	1,403
Goodwill	4,995	-	-	-	4,995
Customer relationships	15,175	-	-	-	15,175
Trade names	3,537	-	-	-	3,537
Other assets	1,038	-	(1,038)	-	-
Long-term deposits	306	-	-	-	306
Related party receivables	324	-	-	-	324
Royalty assets	-	5,187	3,723	-	8,910
Exploration and evaluation asset	-	308	-	-	308
Deferred costs	-	773	-	-	773
Total non-current assets	26,778	6,268	2,685	-	35,731

Current assets
Cash and cash equivalents	266	11	(40)	(9)	228
Inventory	231	-	-	-	231
Prepayments and other receivables	6,656	14	-	-	6,670
Deposits, advances and prepayments	661	-	-	-	661
Other current assets	8	-	-	-	8
Total current assets	7,822	25	(40)	(9)	7,798

Total assets	34,600	6,293	2,645	(9)	43,529

LIABILITIES AND EQUITY
Non-current liabilities
Lease liabilities	248	-	-	-	248
Other payables - long-term	1,833	-	-	-	1,833
Total non-current liabilities	2,081	-	-	-	2,081

Current liabilities
Trade and other payables	10,784	95	-	-	10,879
Deferred income	1,065	-	-	-	1,065
Cost accruals	1,234	-	-	-	1,234
Derivative financial instruments	169	-	-	-	169
Loans and borrowings	1,691	-	-	-	1,691
Total current liabilities	14,943	95	-	-	15,038

Total liabilities	17,024	95	-	-	17,119

Net assets	17,576	6,198	2,645	(9)	26,410

Equity
Share capital - preferred	-	-	-	-	-
Share capital - ordinary	12	7,969	(7,957)	-	24
Share premium	243,297	-	-	-	243,297
Share-based payments reserve	9,082	-	-	-	9,082
Other equity reserve	7,071	-	8,831	-	15,902
Foreign currency translation reserve	(1,318)	-	-	-	(1,318)
Retained earnings	(245,607)	(1,771)	1,771	(9)	(245,616)
Non-controlling interests	5,039	-	-	-	5,039
Total equity	17,576	6,198	2,645	(9)	26,410

Total liabilities and equity	34,600	6,293	2,645	(9)	43,529

(a) The financial information in this column was translated from Canadian dollars into euros at the rate of C$1.6218 to €1.00 as of June 30, 2026, derived from U.S. dollar exchange rates reported by the Board of Governors of the Federal Reserve System by multiplying the Canadian dollar/U.S. dollar rate of C$1.4205 per $1.00 by the U.S. dollar/euro rate of $1.1417 per €1.00.

Unaudited Condensed Combined Pro Forma Statement of Operations and Other Comprehensive Loss for the Six Months Ended June 30, 2026

(in thousands of euros (€), except share and per-share data)

	Fusion Fuel Green PLC €	Royal Uranium Inc. (a) €	Pro Forma Adjustment Transaction Costs (C.2.) €	Consolidated Pro Forma €
Revenue	6,536	77	-	6,613
Cost of revenues	(4,630)	-	-	(4,630)
Gross profit	1,906	77	-	1,983
Total operating expenses	(5,627)	(316)	-	(5,943)
Income (loss) from operations	(3,721)	(239)	-	(3,960)
Other income / (expenses)	(78)	(2)	-	(80)
Operating profit before tax	(3,799)	(241)	-	(4,040)
Corporate income tax	65	-	-	65
Net income (loss)	(3,734)	(241)	-	(3,975)
Other comprehensive income / (loss)	468	-	-	468
Total comprehensive income (loss)	(3,266)	(241)	-	(3,507)
Net loss attributable to shareholders of the Company	(3,379)	(241)	-	(3,620)
Net income (loss) attributable to non-controlling interests	(355)	-	-	(355)
Total comprehensive income (loss) attributable to shareholders of the Company	(3,050)	(241)	-	(3,291)
Total comprehensive income (loss) attributable to non-controlling interests	(216)	-	-	(216)
Weighted-average shares (basic and diluted)	2,912,158	-	3,781,685	6,693,843
Basic and diluted loss per share (€) (b)	(1.16)	-	-	(0.54)

(a) The financial information in this column was translated from Canadian dollars into euros at the average rate of C$1.6100 to €1.00 for the six months ended June 30, 2026, derived from the average of month-end U.S. dollar exchange rates for January to June 2026 reported by the Board of Governors of the Federal Reserve System (H.10) by multiplying the average Canadian dollar/U.S. dollar rate of C$1.3790 per $1.00 by the average U.S. dollar/euro rate of $1.1675 per €1.00.

(b) Pro forma basic loss per share is calculated as the pro forma net loss attributable to shareholders of the Company divided by the pro forma weighted-average number of Class A Ordinary Shares outstanding. The pro forma weighted-average share count comprises the Company’s historical weighted-average ordinary shares, plus the 3,750,018 Class A Ordinary Shares issued as consideration for the Securities Exchange and a time-weighting adjustment for the 95,000 Class A Ordinary Shares issued pursuant to the Advisory Agreements on February 20, 2026, each treated as outstanding from the beginning of the period presented. Royal Uranium’s historical weighted-average shares and loss per share are not presented because the pro forma per-share information is based on the Company’s Class A Ordinary Shares. Diluted loss per share equals basic loss per share because the combined company is in a pro forma loss position and all potentially dilutive instruments are anti-dilutive.

Unaudited Condensed Combined Pro Forma Statement of Operations and Other Comprehensive Loss for the Fiscal Year Ended December 31, 2025

(in thousands of euros (€), except share and per-share data)

	Fusion Fuel Green PLC €	Royal Uranium Inc. (a) €	Pro Forma Adjustment Transaction Costs (C.2.) €	Consolidated Pro Forma €
Revenue	14,415	26	-	14,441
Cost of revenues	(10,235)	-	-	(10,235)
Gross profit	4,180	26	-	4,206
Total operating expenses	(12,962)	(264)	(9)	(13,235)
Income (loss) from operations	(8,782)	(238)	(9)	(9,029)
Other income / (expenses )	3,710	(176)	-	3,534
Operating profit before tax	(5,072)	(414)	(9)	(5,495)
Corporate income tax	92	-	-	92
Net income (loss)	(4,980)	(414)	(9)	(5,403)
Other comprehensive income / (loss)	(2,289)	-	-	(2,289)
Total comprehensive income (loss)	(7,269)	(414)	(9)	(7,692)
Net loss attributable to shareholders of the Company	(4,106)	(414)	(9)	(4,529)
Net income (loss) attributable to non-controlling interests	(874)	-	-	(874)
Total comprehensive income (loss) attributable to shareholders of the Company	(5,753)	(414)	(9)	(6,176)
Total comprehensive income (loss) attributable to non-controlling interests	(1,516)	-	-	(1,516)
Weighted-average shares (basic and diluted)	1,335,722	-	3,845,018	5,180,740
Basic and diluted loss per share (€) (b)	(3.07)	-	-	(0.87)

(a) The financial information in this column was translated from Canadian dollars into euros at the average rate of C$1.5817 to €1.00 for the year ended December 31, 2025, derived by multiplying the average Canadian dollar/U.S. dollar rate of C$1.3973 per $1.00, published by the Board of Governors of the Federal Reserve System/Federal Reserve Economic Data, by the average U.S. dollar/euro rate of $1.132 per €1.00 applied in the Company’s consolidated financial statements for the year ended December 31, 2025.

(b) Pro forma basic loss per share is calculated as the pro forma net loss attributable to shareholders of the Company divided by the pro forma weighted-average number of Class A Ordinary Shares outstanding. The pro forma weighted-average share count comprises the Company’s historical weighted-average ordinary shares, plus the 3,750,018 Class A Ordinary Shares issued as consideration for the Securities Exchange and 95,000 Class A Ordinary Shares issued pursuant to the Advisory Agreements, each treated as outstanding from the beginning of the period presented. Royal Uranium’s historical weighted-average shares and loss per share are not presented because the pro forma per-share information is based on the Company’s Class A Ordinary Shares. Diluted loss per share equals basic loss per share because the combined company is in a pro forma loss position and all potentially dilutive instruments are anti-dilutive.

A.	Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared on the basis that the Securities Exchange is the acquisition of a group of assets that does not constitute a business and are based on Fusion Fuel and Royal Uranium’s historical consolidated financial statements as adjusted to give effect to the Securities Exchange and the shares issued or to be issued as part of the Securities Exchange.

The unaudited pro forma condensed combined balance sheet as of June 30, 2026, gives effect to the Securities Exchange as if it had occurred as of June 30, 2026. The unaudited pro forma condensed combined statements of operations and other comprehensive loss for the six months ended June 30, 2026 and the fiscal year ended December 31, 2025 were prepared as if the Securities Exchange had occurred as of January 1, 2025.

Historical financial information has been adjusted in the pro forma balance sheet to pro forma events that are Transaction Accounting Adjustments that depict the accounting required under IFRS for the acquisition and related transactions, and no Autonomous Entity Adjustments or Management’s Adjustments are presented.

The pro forma adjustments presented in the pro forma condensed combined balance sheet and statement of operations and other comprehensive loss are described in Note C - Pro Forma Transaction Accounting Adjustments  .

B.	Allocation of the Cost of the Acquisition

Pursuant to the RU Share Exchange Agreement, the Company acquired 100% of the issued and outstanding shares of Royal Uranium (81,881,029 common shares) in exchange for 3,750,018 Class A Ordinary Shares of the Company.

Royal Uranium had 70,081,029 common shares outstanding as of June 30, 2026. Subsequent to June 30, 2026, Royal Uranium issued additional common shares resulting in 81,881,029 common shares outstanding as of the date of the Securities Exchange Closing. These post-period-end issuances were made for no cash or other assets and did not change Royal Uranium’s net assets. As the Company acquired 100% of Royal Uranium for a fixed number of Class A Ordinary Shares, they also did not affect the cost of the acquisition, and accordingly no pro forma adjustment is required.

The RU Share Exchange Agreement provides that Royal Uranium is valued at $15,000,000. That value was negotiated in February 2026 and does not represent the fair value of the consideration at the acquisition date. As the Securities Exchange is an asset acquisition settled in the Company’s own equity instruments, it falls within IFRS 2. As the royalty interests acquired are predominantly exploration-stage interests, the cost has been measured by reference to the fair value of the Class A Ordinary Shares issued, based on their quoted market price at the acquisition date, as the more reliable measure (IFRS 2.10 and 2.13).

Upon the Securities Exchange Closing on July 21, 2026, Royal Uranium became a subsidiary of the Company. The 3,750,018 Class A Ordinary Shares issued have been measured at $2.69 per share, the Nasdaq closing price on July 21, 2026, giving a fair value of approximately $10.09 million, translated into euros at the exchange rate of $1.1408 to €1.00 on that date, or approximately €8.84 million. Directly attributable transaction costs of approximately €1.08 million, comprising the advisory fee of approximately €0.80 million and legal and fairness opinion fees of approximately €0.24 million incurred before June 30, 2026 and recognized within other assets in the Company’s historical consolidated balance sheet, and approximately €0.04 million of legal fees incurred after June 30, 2026, have been included in the cost of the acquisition, giving a total cost of approximately €9.92 million.

The cost was settled through the issuance of 3,750,018 Class A Ordinary Shares. The shares that were issued have been recorded at nominal value of $0.0035 per share within share capital (approximately €0.01 million), with the excess of approximately €8.83 million credited to other equity reserve.

The allocation of the cost is preliminary. Pending completion of an independent valuation of the assets acquired as of July 21, 2026, Royal Uranium’s other assets and liabilities have been recognized at their carrying amounts, which management considers the best available estimate of their fair values, and the excess of the cost over the carrying amount of Royal Uranium’s net assets, approximately €3.72 million, has been allocated to its royalty assets, to which management considers that excess to be principally attributable. The allocation will be finalized in the Company’s consolidated financial statements for the year ending December 31, 2026, and the amounts ultimately recognized may differ from those presented herein.

The net assets of Royal Uranium were approximately €6.2 million as of June 30, 2026, comprising total assets of approximately €6.3 million (principally royalty assets, exploration and evaluation assets and deferred costs) and total liabilities of approximately €0.1 million. As the Securities Exchange resulted in the Company acquiring 100% of Royal Uranium, no non-controlling interest arose as a result.

The cost of approximately €9.92 million exceeds the carrying amount of Royal Uranium’s net assets of approximately €6.20 million by approximately €3.72 million, which has been allocated to the royalty assets, increasing their carrying amount to approximately €8.91 million. No goodwill arises.

See table below for further illustration.

	(in thousands) (€)
Cost of the acquisition (a)	9,921	(1)

Less: carrying amount of Royal Uranium net assets acquired (b)	(6,198)

Excess of cost over carrying amount of net assets, allocated to royalty assets (c) ((a) - (b))	3,723

(1)	Represents 3,750,018 Class A Ordinary Shares measured at $2.69 per share, the Nasdaq closing price on July 21, 2026, translated from U.S. dollars into euros at $1.1408 to €1.00, the exchange rate on that date (€8,843 thousand), and directly attributable transaction costs of €1,078 thousand. The shares are recorded at their nominal value of $0.0035 per share within share capital, with the excess credited to other equity reserve.

The allocation of the cost is presented as a pro forma adjustment in the unaudited pro forma condensed combined balance sheet, as the Securities Exchange had not closed as of June 30, 2026.

C.	Pro Forma Transaction Accounting Adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

1.	Acquisition. Reflects the acquisition of Royal Uranium as an asset acquisition. This adjustment records (i) the issuance of 3,750,018 Class A Ordinary Shares (nominal value $0.0035) with a fair value of approximately €8.84 million, allocated between share capital (approximately €0.01 million) and other equity reserve (approximately €8.83 million); (ii) the inclusion in the cost of the acquisition of directly attributable transaction costs of approximately €1.08 million, being the costs of approximately €1.04 million recognized within other assets in the Company’s historical consolidated balance sheet and approximately €0.04 million of legal fees incurred after June 30, 2026 (reflected as a reduction of cash and cash equivalents), and the allocation of the excess of the cost over the carrying amount of Royal Uranium’s net assets to its royalty assets, increasing their carrying amount by approximately €3.72 million; and (iii) the elimination of Royal Uranium’s historical share capital and retained earnings (accumulated deficit). No goodwill is recognized. As the Company acquired 100% of Royal Uranium, no non-controlling interest was recognized. No adjustment has been made for amortization of the increase in the carrying amount of the royalty assets: the uranium royalty interests are pre-production and are not amortized, and the units-of-production basis for the producing natural gas royalty interests has not yet been determined.

2.	Transaction Costs. Reflects approximately €0.01 million of fees for the review of the pro forma financial information, incurred after June 30, 2026, which are not directly attributable to the acquisition of the assets and are therefore expensed. As the unaudited pro forma condensed combined statements of operations and other comprehensive loss assume that the Securities Exchange occurred on January 1, 2025, these costs are presented in the pro forma statement of operations for the year ended December 31, 2025, and they are reflected in the pro forma balance sheet as a reduction of cash and cash equivalents with a corresponding charge to retained earnings (accumulated deficit). Directly attributable transaction costs of approximately €1.08 million are included in the cost of the acquisition, as described in Note B and Note C.1, and accordingly no adjustment is made in respect of them in the pro forma statements of operations. The grant-date fair value of the milestone share awards under the Advisory Agreements of approximately €0.53 million, recognized in the Company’s historical consolidated financial statements for the six months ended June 30, 2026, relates to advisory services under the Advisory Agreements and vests on the achievement of share price targets rather than on the Securities Exchange; it is therefore not a transaction cost of the Securities Exchange, and no pro forma adjustment is made in respect of it. Under the RU Share Exchange Agreement, each party bears its own expenses; transaction costs incurred by Royal Uranium are reflected in its historical financial information. These transaction costs are non-recurring and are not expected to recur beyond 12 months.

3.	Income Taxes. No incremental pro forma income tax effect has been recognized in respect of the pro forma adjustments. The historical income tax of each entity is reflected within its respective historical column. Fusion Fuel and Royal Uranium are each in a net loss position and have unrecognized deductible temporary differences and tax losses for which no deferred tax asset has been recognized, as it is not probable that future taxable profits will be available against which the losses can be utilized. The transaction costs are not expected to give rise to a current or deferred tax benefit on a pro forma basis. No deferred tax liability has been recognized on the increase in the carrying amount of the royalty assets, as the initial recognition exemption in IAS 12.15(b) applies to an asset acquisition that is not a business combination. Accordingly, management has concluded that no income tax effect should be reflected in the unaudited pro forma condensed combined financial information.